Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

EVERSPIN TECHNOLOGIES, INC.

EVERSPIN TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “corporation”), hereby certifies that:

FIRST: The name of the corporation is EVERSPIN TECHNOLOGIES, INC. The corporation was originally incorporated under the name Everspin Technologies, Inc.

SECOND: The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is May 16, 2008.

THIRD: Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends the corporation’s Amended and Restated Certificate of Incorporation to add a new Article VIII to read in its entirety as follows:

“VIII

Unless the Company consents in writing to the selection of an alternative forum, the federal courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this Article VIII.”

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, the amendment adding Article VIII to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on May 22, 2020, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, EVERSPIN TECHNOLOGIES, INC. has caused this Certificate of Amendment to be signed by its Chief Financial Officer this 27th day of May, 2020.

EVERSPIN TECHNOLOGIES, INC.

By:	/s/ Kevin Conley
Kevin Conley
Chief Executive Officer